UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

FORM 10-Q

FOR PERIOD ENDED:        March 31, 2001

PART I - REGISTRANT INFORMATION

                                                      Torvec, Inc.
Full Name of Registrant

                                                          N/A
Former Name if Applicable

                                                     11 Pond View Drive
Address of Principal Executive Office (Street and Number)

                                                     Pittsford, New York 14534
City, State and Zip Code

PART II - RULES 12b-25(b) and (c)
x	(b)

The subject annual report, semi-annual report, transition report on
Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or
the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

PART III - NARRATIVE

The Staff of the Securities and Exchange Commission has furnished Torvec with comments on its financial statements filed as part of the company's registration statement on Form SB-2/A filed with the Commission on April 4, 2001. The company's independent accounting firm, Richard A. Eisner & Company, LLP, is preparing a response on behalf of the company to these accounting comments. These responses may impact the company's financial statements as contained in its registration statement as well as the same financial statements which were filed with the Commission as part of the company's Form 10-KSB filed for the period ended December 31, 2000.

The company has been informed by its independent accounting firm that these changes could impact the preparation of financial statements to be included in the company's Form 10-QSB filed for the period ended March 31, 2001. The company believes that it will be able to file its Form 10-QSB within five calendar days of the prescribed due date of May 15, 2001.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
Richard B. Sullivan, Esq. (Name)	(716) Area Code	232-3730 Telephone Number

(2)  Have all other periodic reports required under Section 13 or 15(d) of the
Securities Exchange Act of 1934 or Section 30 of the Investment Company Act
of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

X YES

(3)  Is it anticipated that nay significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof ?

X NO

____________________________________________________________________________________________________

Torvec, Inc.
______________________________________________________________________
(Name of Registrant as Specified in Charter)
Date 5-14-2001	By /S/ KEITH E. GLEASMAN Keith E. Gleasman, President